UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part II (except for Item 5) and certain exhibits in Part IV, Item 15, as specified in the Form 10-K filed as described below.

PART I — REGISTRANT INFORMATION
World Acceptance Corporation

Full Name of Registrant

Former Name if Applicable
108 Frederick Street
Address of Principal Executive Office (Street and Number)
Greenville, SC 29607
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
World Acceptance Corporation (“we” or the “Company”) has filed its Annual Report on Form 10-K for the fiscal year (“fiscal 2013”) ended March 31, 2013 (the “Form 10-K”) with the Securities and Exchange Commission (“SEC”), which is not complete as described therein. The Company is unable to file the complete Form 10-K at this time without unreasonable effort or expense because of unexpected delays in completing its financial statements relating to additional review and analysis needed to support the Company’s allowance for loan losses. The Company expects to file an amendment to its Form 10-K with the SEC as soon as practicable and intends to do so within the fifteen-day extension period afforded by Rule 12b-25 under the Securities Exchange Act, of 1934, as amended.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Kelly M. Malson	(864)	298-9800
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes  ☒    No  ☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

     In the Company’s press release dated April 25, 2013 (the “Fiscal 2013 Press Release”), which was furnished as an exhibit to its Current Report on Form 8-K filed April 25, 2013, the Company announced that total revenues for fiscal 2013 rose to $583.7 million, an 8.1% increase over the $540.2 million in fiscal 2012, and that net income rose 3.4% to $104.1 million compared with $100.7 million in the prior fiscal year. The Company currently anticipates that its financial statements to be included in the Form 10-K will report results of operations for the quarter and fiscal year ended March 31, 2013 materially consistent with the results of operations reported in the Fiscal 2013 Press Release.

Forward-Looking Statements
This Form 12b-25 contains various “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 that are based on management’s beliefs and assumptions, as well as information currently available to management.  Statements other than those of historical fact, as well as those identified by the use of words such as “intends,” “anticipates,” “estimate,” “plan,” “expect,” “believe,” “may,” “will,” “should,” and any variations of the foregoing and similar expressions, are forward-looking statements.  Although we believe that the expectations reflected in any such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct.  Any such statements are subject to certain risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual financial results, performance, financial condition or stock price may vary materially from those anticipated, estimated, expected or implied by any forward-looking statements.  Among the key factors that could cause our actual financial results, performance, condition or stock price to differ from the expectations expressed or implied in such forward-looking statements are the following: recently enacted, proposed or future legislation and the manner in which it is implemented; the nature and scope of regulatory authority, particularly discretionary authority, that may be exercised by regulators having jurisdiction over the Company’s business or consumer financial transactions generically; the impact of changes in accounting rules and regulations, or their interpretation or application, which could materially and adversely affect the Company’s reported financial statements or necessitate material delays or changes in the issuance of the Company’s audited financial statements; changes in interest rates; risks relating to expansion and foreign operations; risks inherent in making loans, including repayment risks and value of collateral; the timing and amount of revenues that may be recognized by the Company; changes in current revenue and expense trends (including trends affecting delinquency and charge-offs); changes in the Company’s markets and general changes in the economy (particularly in the markets served by the Company); and the unpredictable nature of litigation.  These and other risks are discussed in more detail in the Company’s Form 10-K for the fiscal year ended March 31, 2013, as discussed herein and as filed with the SEC on June 14, 2013, as amended and supplemented, and in the Company’s other filings made from time to time with the SEC.  The Company does not undertake any obligation to update any forward-looking statements it may make.

                    World Acceptance Corporation
(Name of Registrant as Specified in Charter)
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2013	By	/s/ Kelly M. Malson
	Name:	Kelly M. Malson
	Title:	Senior Vice President and Chief Financial Officer